BB 3/11

[redacted]

12012492

ES
E COMMISSION
20549

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. TOWT & ASSOCIATES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10022 Paseo Montril SUITE 228
(No. and Street)

San Diego (City) CA (State) 92129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLS CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

4725 Mercury Street, Suite 210 (Address) San Diego (City) CA (State) 92111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/3

OATH OR AFFIRMATION

I, Richard W. Towt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Towt & Associates, as of 02/28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 28 day of Feb, 2012, by Catherine Gladden
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
(Signature of Notary)

Signature

President

Title

Notary Public

OFFICIAL SEAL
CATHERINE GLADDEN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1959635
SAN DIEGO COUNTY
MY COMM. EXP. NOV. 7, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. Towt & Associates

Financial Statement

December 31, 2011 and 2010

PLS CPA, A PROFESSIONAL CORPORATION

PLS CPA, A PROFESSIONAL CORP.
♦ 4725 MERCURY STREET SUITE 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm

Board of Directors
R.W. Towt & Associates

We have audited the accompanying statement of financial condition of R.W. Towt & Associates (the Company) as of December 31, 2011 and 2010, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Towt & Associates as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PLS CPA

PLS CPA, A PROFESSIONAL CORP.

February 28, 2012
San Diego, CA. 92111

R.W. TOWT & ASSOCIATES
STATEMENTS OF FINANCIAL CONDITIONS

December 31, 2011 and 20010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 122	$ 178
Clearing deposits	15,564	15,972
Commission Receivable	4,373	14,103
Prepaid expenses	4,669	10,748
Total current assets	24,728	41,001
Total assets	$ 24,728	$ 41,001

	2011	2010
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 453
Commissions payable	405	11,899
State tax payable	3,200	2,400
Total current liabilities	3,605	14,752
STOCKHOLDER'S EQUITY		
Common shares, no par value;		
1,000,000 shares authorized and		
1,000 shares issued and outstanding	6,000	6,000
Additional Paid in capital	141,524	136,524
Accumulated deficit	(126,401)	(116,275)
Total stockholder's equity	21,123	26,249
Total liabilities and stockholder's equity	$ 24,728	$ 41,001

See accompanying notes to financial statement

R.W. TOWT & ASSOCIATES
STATEMENTS OF OPERATIONS

For the Years ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commission earned	$ 243,711	$ 360,615
Expenses		
Commission	124,769	238,425
Management fee	51,179	64,455
Regulatory fees	17,335	12,493
Trading fees	39,734	29,849
Professional fees	10,560	11,550
Office	4,108	4,772
Licenses and permits	3,803	668
Bank charges	699	653
Insurance	493	554
Dues and subscriptions	207	516
Transfer fee	50	790
Travel	100	-
	253,037	364,725
Operating loss	(9,326)	(4,110)
Income tax provision	800	800
Net loss	$ (10,126)	$ (4,910)

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (10,126)	$ (4,910)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities		
Decrease in clearing deposits	408	-
Decrease (increase) in commission receivable	9,730	720
(Increase) in prepaid expenses	6,079	(5,427)
Increase (decrease) in accounts payable	(453)	453
Increase (decrease) in commission payable	(11,494)	(1,997)
Increase in state tax payable	800	800
Net cash used by operating activities	(5,056)	(10,361)
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from additional paid in capital	5,000	8,000
Net cash provided by financing activities	5,000	8,000
Net cash increase (decrease) in cash	(56)	(2,361)
Cash at beginning of the year	178	2,539
Cash at end of the year	$ 122	$ 178
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years ended December 31, 2011 and 2010

	Common stock Number of shares	Amount	Additional paid in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2009	1,000	$ 6,000	$ 128,524	$ (111,365)	$ 23,159
Additional paid in capital			8,000		8,000
Net loss				(4,910)	(4,910)
Balance at December 31, 2010	1,000	6,000	136,524	(116,275)	26,249
Additional paid in capital			5,000		5,000
Net loss				(10,126)	(10,126)
Balance at December 31, 2011	1,000	6,000	141,524	(126,401)	21,123

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

Years ended December 31, 2011 and 2010

There were no liabilities subordinated to the claim of general creditors as of December 31, 2011 and 2010.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

R.W. Towt & Associates (the "Company"), a California corporation, was formed in 2003 and is a licensed securities broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). It is qualified to do business in California and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii). The Company's prospective clients are located in Southern California.

The significant accounting policies utilized by the Company are as follows:

Revenue recognition

Commission revenues are recorded on a trade date basis.

Cash

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash at December 31, 2011 and 2010 is principally in checking and clearing accounts.

Equipment

Equipment is recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income taxes

The Company is an S Corporation. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements. The Company files its federal and state income tax returns on the accrual basis. There is no provision for deferred taxes as there are no significant timing differences between items reported for tax purposes and financial reporting purposes.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 and 2010, the Company had net capital of $16,454 and $15,501 respectively, and a net capital requirement of $5,000.

NOTE C: CLEARING AGREEMENT

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with Sterne Agee (the "clearing broker") beginning in June, 2010. The Company promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. There was no off-balance sheet exposure as of December 31, 2011 and 2010. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

NOTE D: ADDITIONAL PAID IN CAPITAL

The principal shareholder invested $5,000 and $8,000 in the Company in 2011 and 2010, respectively, in the form of cash.

SUPPLEMENTARY INFORMATION

R.W. TOWT & ASSOCIATES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

For the Years ended December 31, 2011 and 2010

		2010		2009
Total stockholder's equity	$	21,123	$	26,249
Deduct stockholder's equity not allowable		-		-
Total stockholder's equity qualified for net capital		21,123		26,249
Total liabilities subordinated to claims of general creditors allowable in computation of net assets		-		-
Total non-allowable assets		4,669		10,748
Net capital before haircuts on securities positions		16,454		15,501
Less: Haircuts on securities		-		-
Undue concentration		-		-
Net capital	$	16,454	$	15,501

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-3

For the Year ended December 31, 2011

Minimum net capital requirement (6.67% of current liabilities)	$	240		
Minimum dollar net capital required		5,000		
Net capital requirement - (the larger of the required net capital)			$	5,000
Net capital for year ended December 31, 2011		16,454		
Net capital requirement		5,000		
Excess net capital		11,454		
Excess net capital at 100% (less 10% of total aggregate indebtedness)			$	16,094
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities from statement of financial conditions			$	3,605
Total aggregate indebtedness			$	3,605
Ratio: Aggregate indebtedness to net capital				0.22

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year ended December 31, 2011

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/2011	Audited Report 12/31/2011	Difference
Total stockholder's equity	$ 12,285	$ 21,123	$ (8,838)
Deduct stockholder's equity not allowed	-	-	-
Total stockholder's equity qualified for net capital	12,285	21,123	(8,838)
Total allowable credits	-	-	-
Total non-allowable liabilities	-	-	-
Total non-allowable assets	-	(4,669)	4,669
Net capital before haircuts on securities positions	$ 12,285	$ 16,454	$ (4,169)

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (5,056)
Increase in commission earned	29,597
Increase in trading fees	(39,734)
Decrease in insurance expense	386
Increase in regulatory fees	(6,013)
Decrease in commission expenses	11,494
Increase in state tax expense	(800)
Net loss, audited report	(10,126)
Capital stock	6,000
Additional paid in capital	141,524
Accumulated deficit, December 31, 2010	(116,275)
Total stockholder's equity	$ 21,123

Schedule B - Reconciliation of non-allowable liabilities:

Liabilities subordinated to claims of general creditors	$ -	$ -	$ -

Schedule C - Reconciliation of non-allowable assets:

Prepaid expenses	-	4,669	(4,669)
Total non-allowable assets	$ -	$ 4,669	$ (4,669)

Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3

Minimum net capital requirement (6.67% of current liabilities)	$ -	$ 240	$ (240)
Minimum dollar net capital requirement	5,000	5,000	-
Net capital requirement	$ 5,000	$ 5,000	$ -
Net capital for the year ended December 31, 2011	$ 12,285	$ 16,454	(4,169)
Net capital requirement	5,000	5,000	-
Excess net capital	$ 7,285	$ 11,454	$ (4,169)

The difference of $649 is due to the difference of net loss and non-allowable explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2011 and 2010

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNER

TULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2011 and 2010

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements

PLS CPA, A PROFESSIONAL CORP.
♦ 4725 MERCURY STREET SUITE 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm on Internal Accounting Control

Board of Directors
R.W. Towt & Associates

In planning and performing our audit of the financial statements of R.W. Towt & Associates (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Finan cial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exc hange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be u sed by anyone other than these specified parties.

PLS CPA

PLS CPA, A PROFESSIONAL CORP.

February 28, 2012
San Diego, CA. 92111